CB RICHARD ELLIS REALTY TRUST

515 South Flower Street, Suite 3100

Los Angeles, CA 90071

October 23, 2006

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Elaine Wolff
David H. Roberts

Re:	Request for Acceleration of Effectiveness

CB Richard Ellis Realty Trust

Registration Statement on Form S-11

(File No. 333-127405)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), CB Richard Ellis Realty Trust (the “Company”) hereby requests that the effectiveness for the above-captioned Registration Statement filed under the Securities Act be accelerated to 9:00 a.m., Eastern Daylight Time, on October 24, 2006, or as soon thereafter as practicable.

We acknowledge the following:

•	The action of the Commission or the staff in declaring the Registration Statement effective does not foreclose the Commission from taking any action with respect to the Registration Statement.

•	The action of the Commission or the staff in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement.

•	The Company may not assert the action of the Commission or the staff in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

•	The Company is aware of its obligations under the Securities Act of 1933, as amended.

We request that we be notified of such effectiveness by a telephone call to Jason D. Myers of Clifford Chance US LLP at (212) 878-8324 and that such effectiveness be confirmed in writing and delivered to the same by fax at (212) 878-8375.

Very truly yours,

CB Richard Ellis Realty Trust

By:	/s/ Jack A. Cuneo
Name: Jack A. Cuneo
Title: President and Chief Executive Officer